UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-01667

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bob Evans Farms, Inc.

3776 South High Street

Columbus, Ohio 43207

REQUIRED INFORMATION

The following financial statements and supplemental schedules for the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan are being filed herewith:

Description	Page No.
Index to Audited Financial Statements	Page 4

Report of Independent Registered Public Accounting Firm	Page 5

Audited Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2012, and December 31, 2011	Page 6

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	Page 7

Notes to Financial Statements – December 31, 2012	Pages 8 - 15

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	Page 16

Note: Other supplemental schedules required by Section 252.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.

23.1	Consent of Ernst & Young LLP,	Page 18
Independent Registered Public Accounting Firm

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

December 31, 2012, and 2011

and Year Ended December 31, 2012

With Report of Independent Registered

Public Accounting Firm

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2012, and 2011 and the Year Ended December  31, 2012

Report of Independent Registered Public Accounting Firm

Participants and Administrator of the

Bob Evans Farms, Inc. and Affiliates 401K

Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Bob Evans Farms, Inc. and Affiliates 401K Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Bob Evans Farms, Inc. and Affiliates 401K Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Columbus, Ohio

June 28, 2013

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Cash and short-term investments	$2,086,787	$1,674,973
Investments, at fair value	171,935,951	164,140,950

Total assets held for investment	174,022,738	165,815,923
Receivables:
Contributions from employer	4,227,267	1,598,851
Contributions from employees	139,165	161,315
Dividend and interest receivable	21,610	156,277

Total receivables	4,388,042	1,916,443
Total assets	178,410,780	167,732,366
Liabilities
Administrative expenses payable	326,245	—

Total liabilities	326,245	—

Net assets available for benefits	$178,084,535	$167,732,366

The accompanying notes are an integral part of these financial statements.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

Additions:
Employer contributions	$4,227,267
Employee contributions	11,216,900
Interest and dividend income	2,210,024
Net appreciation in fair value of investments (Note 3)	19,782,270

Total Additions	37,436,461
Deductions:
Administrative expenses	1,574,035
Benefits paid directly to participants	25,510,257

Total Deductions	27,084,292
Net increase	10,352,169
Net assets available for benefits:
Beginning of year	167,732,366

End of year	$178,084,535

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan (“the Plan”) provides general information about the Plan’s provisions. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution retirement plan which enables substantially all employees of Bob Evans Farms, Inc. and Affiliates (“Bob Evans” or “the Company”), who have at least 1,000 hours of credited service and are age nineteen or older, to defer a percentage of their wages as a contribution to the Plan with a portion matched by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 25% of pretax annual compensation but not more than the limit set by the Internal Revenue Service (“IRS”). Participants may also contribute amounts representing distributions from other qualified plans. The Plan also provides for a discretionary Company contribution that is determined annually by the Company’s Board of Directors as a Company match or, in previous years, a base contribution to the Plan. This amount cannot exceed the maximum amount deductible for federal income tax purposes. Matching contributions are made in proportion to the participants’ deferred compensation. Forfeitures resulting from unvested benefits of the employer matching fund are used to reduce present and future employer matching contributions. All contributions are subject to certain limitations of the Internal Revenue Code (“the Code”).

Upon enrollment, a participant may direct employee and employer match contributions into various investment options offered by the Plan. The Plan’s assets are held at The Bank of New York Mellon.

Plan participants are limited to the amount of Bob Evans Common Stock they can hold in the plan and the amount they can direct for future purchases of Bob Evans Common Stock. No more than 10 percent of a participant’s account balance may be invested in Bob Evans Common Stock. Contributions for future purchase of Bob Evans company stock are also limited to 10 percent of the total contribution amount.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and the Company’s matching contributions and allocations of plan earnings. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Vesting

Participants are immediately vested in their contributions, the former employer base contributions, and former profit sharing contributions, plus actual earnings thereon. Vesting in the Company match portion of their accounts, plus actual earnings thereon, is based on years of continuous service. Participants are twenty percent vested after two years graduating to one hundred percent vested after six years of credited service.

Benefits

Assets available for plan benefits are allocated among the participating employees on the basis of their account balances. Benefits are determined based on the contributions provided by and allocated to employees as described above, and the employees’ allocable share of the income and expenses of the Plan. Benefits are generally payable upon the employee’s death, retirement, disability, or termination and are paid through lump sum distributions.

There were no benefit amounts approved and processed for payment but not yet paid as of December 31, 2012. Benefit amounts approved and processed for payment, but not yet paid were $95,613 at December 31, 2011.

Forfeitures

As of December 31, 2012, and 2011, there were $600,914 and $559,325, respectively, of non-vested forfeited accounts included in net assets available for benefits which will be used to reduce future employer contributions. Forfeitures used during 2012 and 2011 were approximately $460,930 and $466,384, respectively.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan’s provisions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100 percent vested in their accounts.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 7 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRS). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of this guidance had no effect on the statements of net assets available for benefits or the statement of changes in net assets available for benefits.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments are held in a trust fund administered by Bank of New York Mellon. During 2012, the Plan’s investments (including investments bought, sold, exchanged, as well as held during the year) appreciated in fair value as follows:

Net appreciation in fair value of investments determined by:
Quoted market price:
Corporate stocks	$976,808
Mutual funds	9,601,374

10,578,182
Estimated fair value:
Mutual funds	9,204,088

9,204,088

Net appreciation in fair value of investments	$19,782,270

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31
	2012	2011
American Funds EuroPacific Growth Fund	$18,590,443	$18,425,911
American Funds Money Market Fund	16,136,412	18,126,481
American Funds Fundamental Investors Fund	19,385,964	18,976,391
Lord Abbett Balanced Strategy Fund	19,491,829	19,634,045
Principal Trust Target 2020 Fund	9,472,682	9,456,080
Principal Trust Target 2030 Fund	33,722,820	32,938,928
Principal Trust Target 2040 Fund	19,814,467	18,296,468
Pimco Total Return Fund	9,507,958	8,989,510

4. Related Party Transactions

The Plan owned 140,222 and 147,227 shares of the Company’s Common Stock at December 31, 2012, and 2011, respectively. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA. The current market value of stock represents the closing bid price for the shares at year-end. The accumulated appreciation in the fair value of the Company’s Common Stock was $1,990,608 and $1,124,946 more than the cost at December 31, 2012, and December 31, 2011, respectively. Cash dividends received from the Company for the year ended December 31, 2012, were $151,323.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Notes to Financial Statements (continued)

5. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 19, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan, as amended, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2009.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect employees’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Fair Value Measurements

Per ASC 820, Fair Value Measurement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

•	quoted prices for similar assets and liabilities in active markets;

•	quoted prices for identical or similar assets or liabilities in markets that are not active;

•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and

•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan:

•	Mutual funds and corporate stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•	Money market funds and common collective trusts (CCTs): Valued at the net asset value (NAV) as reported by such funds/trusts.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value as of December 31, 2012 and 2011:

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Corporate Stock:
Bob Evans Farms, Inc.	$5,636,924	$—	$—	$5,636,924

Total corporate stock	5,636,924	—	—	5,636,924
Money market fund:
American Funds Money Market Fund	—	16,136,412	—	16,136,412

Total money market fund	—	16,136,412	—	16,136,412
Common/collective trust fund:
Cash and cash equivalents	—	2,086,787		2,086,787

Total common/collective trust fund	—	2,086,787	—	2,086,787
Mutual Funds:
Equity	67,838,782	70,078,227	—	137,917,009
Fixed income securities	12,245,606	—	—	12,245,606

Total mutual funds	80,084,388	70,078,227	—	150,162,615
Total assets at fair value	$85,721,312	$88,301,426	$—	$174,022,738

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Notes to Financial Statements (continued)

7. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Corporate Stock:
Bob Evans Farms, Inc.	$4,937,994	$—	$—	$4,937,994

Total corporate stock	4,937,994	—	—	4,937,994
Money market fund:
American Funds Money Market Fund	—	18,126,481	—	18,126,481

Total money market fund	—	18,126,481	—	18,126,481
Common/collective trust fund:
Cash and cash equivalents	—	1,674,973		1,674,973

Total common/collective trust fund	—	1,674,973	—	1,674,973
Mutual Funds:
Equity	65,479,579	66,223,732	—	131,703,311
Fixed income securities	9,373,164	—	—	9,373,164

Total mutual funds	74,852,743	66,223,732	—	141,076,475
Total assets at fair value	$79,790,737	$86,025,186	$—	$165,815,923

8. Subsequent Events

Effective February 15, 2013, the Company completed the sale of its Mimi’s Café business segment to Le Duff America, Inc. In connection with the sale, a partial termination of the Plan occurred and all affected participants became fully vested in their accounts.

Bob Evans Farms, Inc. and Affiliates 401K Retirement Plan

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

EIN # 31-4421866 Plan # 001

December 31, 2012

	Face Value
	or Number		Current
Issuer	of Shares	Cost	Value
Cash and Short-Term Investments
Mellon Short-Term Investment Fund	2,086,787	$2,086,787	$2,086,787

		2,086,787	2,086,787
Corporate Stock
Bob Evans Farms, Inc. **	140,222	3,646,316	5,636,924

		3,646,316	5,636,924
Mutual Funds
American Funds EuroPacific Growth Fund	451,005	17,273,241	18,590,443
American Funds Money Market Fund	16,136,412	16,136,412	16,136,412
Blackrock Inflation Protected Bond Fund	226,814	2,737,895	2,737,648
Pimco Total Return Fund	845,904	9,229,361	9,507,958
American Funds Fundamental Investors Fund	475,379	16,283,200	19,385,964
Lord Abbett Balanced Strategy Fund	1,784,966	18,502,097	19,491,829
Principal Trust Income Fund	74,250	947,594	1,022,427
Principal Trust Target 2010 Fund	271,782	3,675,862	4,171,846
Principal Trust Target 2020 Fund	588,000	8,207,711	9,472,682
Principal Trust Target 2030 Fund	2,043,807	28,907,041	33,722,820
Principal Trust Target 2040 Fund	1,181,542	17,116,495	19,814,467
Principal Trust Target 2050 Fund	111,480	1,746,737	1,873,985
Vanguard Institutional Index Fund	62,128	7,131,310	8,108,882
Vanguard Small Cap Index Fund	58,381	2,097,576	2,261,664

		149,992,532	166,299,027

Total assets held for investment purposes at end of year		$155,725,635	$174,022,738

**	Party-in-Interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOB EVANS FARMS, INC. AND AFFILIATES
401K RETIREMENT PLAN

Date: June 28, 2013	By:	/s/ Joseph R. Eulberg
Joseph R. Eulberg
Member of the Bob Evans Farms, Inc. and
Affiliates 401K Retirement Plan Committee
(also known as the Deferral Plan Committee)